First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

January 14, 2016

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“First Solar,” “the Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated December 22, 2015 with respect to the above-referenced Form 10-K.

For your convenience, we have set forth below the Staff's comments in bold typeface followed by our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

Business Segments, page 12

1.
In future filings please revise this section to describe the specific activities associated with Operations and Maintenance services. Please also describe the terms and provisions and potential remedies under the accompanying warranties and guarantees you offer in connection with those services.

We respectfully acknowledge the Staff's comment and will revise Item 1. Business in future filings on Form 10-K to include additional disclosure regarding the specific activities associated with our operations and maintenance (“O&M”) services. In addition, we will also revise this section to include disclosure regarding the effective availability guarantees and other applicable warranty programs offered as part of our O&M services.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 70

2.
For warranties and guarantees offered under projects accounted for under ASC 360-20, in future filings please revise this section to describe the basis for your determination that the warranties and guarantees are not prohibited continuing involvement. The disclosure should also address warranties and guarantees under O&M arrangements associated with projects accounted for under ASC 360-20.

We respectfully acknowledge the Staff's comment and will revise the Critical Accounting Estimates section within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings on Form 10-K to describe the basis for our determination that our warranty and guarantee programs, including those programs offered as part of our O&M services, are not prohibited continuing involvement with regards to projects accounted for under ASC 360-20.

3.
Under the discussion of product warranties on page 72, in future filings please expand to describe the accounting for potential liabilities arising from system energy performance testing and O&M related warranties and guarantees. Also, describe the nature of significant assumptions impacting potential liabilities and their susceptibility to variability, where the impact of variability could be material.

We respectfully acknowledge the Staff's comment and will revise the Critical Accounting Estimates section within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings on Form 10-K to describe the accounting for potential liabilities arising from system energy performance testing, effective availability guarantees, and other warranty programs, including information regarding significant assumptions impacting such potential liabilities and their susceptibility to variability, where the impact may be material.

Item 8. Financial Statements

Revenue Recognition, page 98

4.	Please describe to us the activities you perform under O&M services arrangements.

We respectfully advise the Staff that our typical O&M service arrangements involve the performance of standard activities associated with operating and maintaining a photovoltaic (“PV”) solar power system. We perform such activities pursuant to the scope of services outlined in the underlying contract. These activities are considered necessary to optimize system performance and comply with power purchase agreements (“PPAs”), other agreements, and regulations. Although the scope of our services may vary somewhat by contract, our O&M service arrangements generally include 24/7 system monitoring, certain PPA and other agreement compliance, North American Electric Reliability Corporation compliance, Large Generator Interconnection Agreement compliance, energy forecasting, performance engineering analysis, regular performance reporting, turn-key maintenance services including spare parts and corrective maintenance repair, warranty management, environmental services, and an effective availability guarantee.

5.
We understand from your response to comment 4 that an availability guarantee is offered as part of O&M services. Please describe to us the difference between the system level module performance warranty and the availability guarantee.

We respectfully advise the Staff that we may offer an aggregated or system level limited module performance warranty as an alternative form of our standard 25-year individual limited module power output warranty. Both of these forms of our standard limited module warranty contain comparable power or energy output thresholds and relate specifically to the performance of our PV solar modules, which are sold separately or installed and sold as part of a system. Our system level module performance warranty represents a practical-expedient to address the challenge of identifying, from the potential millions of modules installed in a utility-scale system, individual modules that may be performing below warranty thresholds by focusing on the aggregate power generated by the system rather than the power output of individual modules. The system level module performance warranty is typically calculated as a percentage of a system’s expected energy production, adjusted for certain actual site conditions, with the warranted level of performance declining each year in a linear fashion, but never falling below 80% during the term of the warranty.

Separate from our standard module power output warranties, we may also offer effective availability guarantees as part of our O&M service offerings. Such guarantees stipulate that a system will be available to generate a certain percentage of total possible energy during a specific period after adjusting for factors outside of First Solar’s control as the service provider, such as weather, curtailment, outages, force majeure, and other conditions that may affect system availability. Such availability guarantees are not guarantees that a system will actually generate any specific output as we are simply guaranteeing that a system will be operational so as to be able to generate a certain percentage of possible energy. In other words, we are guaranteeing our own ability to keep the system operational for factors within our control. Effective availability guarantees are only offered as part of our O&M services and terminate at the end of an O&M arrangement. Furthermore, these arrangements have terms shorter than the expected life of a system and are typically cancellable by the owner.

6.	Please describe to us the remedies that are offered under the availability guarantee. Also, tell us whether there any contractual limitations on this guarantee.

We respectfully advise the Staff that a failure to meet the contractual threshold for an effective availability guarantee over an annual reporting period (after adjusting for various factors as noted above) would only result in liquidated damages being due to the system owner. Conversely, many O&M agreements contain provisions whereby we may receive a bonus payment if system availability exceeds a separate threshold. Our O&M agreements typically contain provisions limiting our total potential losses under an agreement, including amounts paid for liquidated damages, to a percentage of O&M fees.

7.	Tell us how guarantees under the output warranty are determined.

We respectfully advise the Staff that we do not offer guarantees as part of our individual or system level limited module power output warranty. In resolving claims related to defective modules, we typically have the option to repair or replace the covered modules, provide additional modules, or make a cash payment equal to the current market price of the modules.

We note in your response to comment 3, that the company may be required to pay the customer for any shortfall. In responding to our comment, please address the following:

•	Explain how system availability is measured.

System or effective availability is generally measured by dividing megawatt hours generated by the sum of megawatt hours generated and megawatt hours lost (i.e., MWh Generated / (MWh Generated + MWh Lost)). For reference, megawatt hours lost are adjusted for factors outside of First Solar’s control, such as weather, curtailment, outages, force majeure, and other conditions that may affect system availability.

•	Describe how any shortfall payment would be calculated.

Liquidated damage payments under effective availability guarantees would generally be calculated by taking the difference between the contractual availability threshold and the actual effective availability and multiplying the amount by the sum of megawatt hours generated and megawatt hours lost and then further multiplying the result by the weighted average PPA energy price for the reporting period (i.e., (Contractual availability threshold - effective availability) * (MWh Generated + MWh Lost) * PPA energy price).

•	Clarify whether the guaranteed availability level is a known amount at an arrangement’s inception or if it varies depending on certain specified conditions.

The effective availability threshold is known at the inception of the O&M arrangement and is specified in the underlying agreement. Such thresholds do not typically vary during the term of the arrangement.

•
Please describe the types of shortfall factors included in and excluded from protection under the availability guarantee. Tell us whether protection is provided related to any factors that are outside of the company’s control.

The effective availability measurement is affected by our ability to keep the system available to generate a certain percentage of possible energy. For example, plant equipment failures that result in significant capacity impairment, such as an inverter, certain transformer, or switchgear going offline, would reduce effective availability as the maintenance of such items is typically included in the scope of O&M services. Furthermore, adjusting effective availability for such factors provides system owners with a mechanism to measure the performance of an O&M service provider and its ability to keep the system operational. Conversely, factors outside of our control as the service provider are excluded from the effective availability measurement. For example, poor weather, grid failures occurring outside the system, and force majeure events do not impact effective availability because any lost energy from these events is excluded from the effective availability measurement. Accordingly, effective availability guarantees do not represent an absolute guarantee that a system will actually generate any specific level of contractual output.

•	Tell us whether there are any contractual limitations on this guarantee.

As noted above, our O&M agreements typically contain provisions limiting our total potential losses under an agreement, including amounts paid for liquidated damages, to a percentage of O&M fees.

8.	Please quantify and describe for us any history of liquidated damages paid under your various warranty and guarantee offerings.

We respectfully advise the Staff that under our engineering, procurement, and construction (“EPC”) agreements, we may provide an energy performance test during the first year of a system’s operation to demonstrate that the actual energy generation for the first year meets or exceeds the modeled energy expectation, after certain adjustments. These performance tests are analogous to a product warranty for the entire system and verify that a customer has purchased a functional system consistent with the provisions of the underlying EPC agreement. To date, we have made two liquidated damage payments totaling $5.2 million related to our system energy performance testing.

As noted above, we may also offer effective availability guarantees as part of our O&M service offerings. Under these arrangements, we may be required to pay liquidated damages if system availability fails to meet the threshold listed in the O&M contract. To date, we have made one liquidated damage payment of $0.1 million related to our effective availability guarantees.

* * * * *

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 427-3386.

Sincerely,

/s/ Mark Widmar
Mark Widmar
Chief Financial Officer